Exhibit 99.1

Q2 2021 EARNINGS CONFERENCE CALL JULY 29, 2021

FORWARD LOOKING INFORMATION Fortis includes forward - looking information in this presentation within the meaning of applicable Canadian securities laws and forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward - looking information") . Forward - looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities . Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward - looking information, which includes, without limitation : the 2035 carbon emissions reduction target ; forecast capital expenditures for 2021 and 2021 - 2025 ; forecast rate base and rate base growth through 2025 ; the nature, timing, benefits and costs of certain capital projects and additional opportunities beyond the capital plan, including, without limitation, the Lake Erie Connector Project and from potential transmission investment in the United States ; targeted average annual dividend growth through 2025 ; the expected notes issuances by ITC in August 2021 and May 2022 ; the expected timing, outcome and impacts of regulatory decisions ; and TEP's carbon emissions reduction target and projected asset mix . Forward looking information involves significant risks, uncertainties and assumptions . Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward - looking information, including, without limitation : no material adverse effects from the COVID - 19 pandemic ; reasonable regulatory decisions and the expectation of regulatory stability ; the successful execution of the capital plan ; no material capital project or financing cost overrun ; sufficient human resources to deliver service and execute the capital plan ; no significant variability in interest rates ; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation . Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information . These factors should be considered carefully and undue reliance should not be placed on the forward - looking information . For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission . All forward - looking information herein is given as of the date of this presentation . Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future events or otherwise . Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base . 2

DAVID HUTCHENS PRESIDENT AND CEO

Q2 BUSINESS HIGHLIGHTS 4 Safe and Reliable Operations 2021 Capital Plan on Track Released 2021 Sustainability Update & Signed on as TCFD Supporter Strong Earnings Growth Absent FX

• Q2 sales reflect warmer weather and easing of pandemic restrictions • Commercial and industrial (“C&I”) sales up 8% across portfolio of utilities • Residential sales tempered by decrease in work - from - home practices Retail Sales Q2 2021 vs. Q2 2020 Sales Trends N/A • Peak load increased 5% due to temporary closure of auto manufacturers and suppliers in Q2 2020 +3% • Overall increase driven by warmer weather and increased cooling load; residential sales up 1%; C&I up 5% +4% • Residential sales flat; C&I up 8% +12% • Gas sales mostly flat; Residential electric sales up 1%; C&I electric sales up 23% +4% • Residential sales down 5%; C&I sales up 8% +3% • Residential sales down 2%; C&I sales up 8% • Caribbean sales up 11% due to ongoing recovery of tourism industry Other Electric 5 Q2 SALES TRENDS

2021 SUSTAINABILITY UPDATE HIGHLIGHTS 6 $3.8B $0.9B 2019 2020 12,308 10,418 Achieved a 15% carbon emissions reduction in 2020 15% Carbon emissions reduction target of 75% by 2035 compared to 2019 levels Scope 1 Emissions (in ktonnes of CO 2 e) Strengthened linkage between sustainability and executive compensation by adding a measure for carbon reduction and climate change . Best safety performance in our history and top - quartile reliability performance relative to industry peers. The lowest number of gas leaks for every 1,000 customers representing top - decile performance relative to industry peers Delivering Cleaner Energy to Customers Report Highlights: 50+ new key performance indicators added to report, including 14 that align with SASB standards

FORTIS SIGNS ON AS A TCFD SUPPORTER 7 Solidifying Our Commitment to the Task Force on Climate - Related Financial Disclosures (“TCFD”) Recommendations: • Fortis has become a TCFD supporter and is committed to implementing the TCFD recommendations • Climate scenario analysis ongoing to assess the resiliency of our energy delivery businesses with a progress update planned in 2022

30% 36% 6% 6% 5% 3% 6% 8% Distribution Transmission Transmission supporting clean energy RNG/LNG Clean Generation Traditional Generation Information Technology Other 2020A 2025F $40.3B $30.5B CAPITAL PLAN SUPPORTS LOW - RISK GROWTH Rate Base Note: Rate base growth percentage calculated using constant foreign exchange rate. (1) Other includes facilities, equipment, and vehicles. 8 2021 - 2025 Capital Plan $19.6 Billion (1)

UPDATE ON OPPORTUNITIES TO EXPAND & EXTEND GROWTH 9 • Ontario government authorized IESO to commence contract negotiations • FERC issued Advanced Notice of Proposed Rulemaking on regional transmission planning, cost allocation and generator interconnection queue • British Columbia amended GHG Reduction Regulations to allow the increase in the production and use of renewable natural gas and hydrogen

74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20 6% AVERAGE ANNUAL DIVIDEND GROWTH GUIDANCE TO 2025 47 Years of Consecutive Dividend Increases 10

JOCELYN PERRY EXECUTIVE VICE PRESIDENT AND CFO

Adjusted EPS $0.56 $0.55 Q2 2020 Q2 2021 $258M $259M Q2 2020 Q2 2021 Adjusted Earnings SECOND QUARTER ADJUSTED RESULTS Note: Adjusted Earnings and EPS are Non - US GAAP measures. Refer to slide 22 for the Non - US GAAP reconciliation. EPS Impacted by Lower FX: Adjusted EPS 12 v Second Quarter $1.23 $1.32 YTD 2020 YTD 2021 $573M $619M YTD 2020 YTD 2021 Adjusted Earnings v Year - to - Date June • Q2 Adjusted EPS impact of ($0.05) • FX rate 1.23 (Q2 2020 – 1.39) • YTD June Adjusted EPS impact of ($0.07) • FX rate 1.25 (YTD June 2020 – 1.37) • Rate base growth • New rates and weather partially offset by higher operating costs at UNS • Higher sales in the Caribbean associated with the ongoing recovery of tourism industry Excluding FX, Strong Q2 EPS Growth Driven by:

$0.56 $0.03 $0.02 $0.02 ( $0.02 ) ( $0.01 ) ($0.05) $0.55 Q2 2020 Adjusted EPS U.S. Electric & Gas U.S. Transmission (ITC) Other Electric Corporate & Other Weighted Average Shares Foreign Exchange Q2 2021 Adjusted EPS SECOND QUARTER EPS DRIVERS (1) Non - US GAAP measure (2) Based on an average USD:CAD foreign exchange rate of 1.23 in Q2 2021 compared to 1.39 in Q2 2020 (1) (1) 13 (2) Excluding FX, EPS $0.04 over Q2 2020

$1.23 $0.08 $0.04 $0.02 $0.02 $0.01 ($ 0.01 ) ( $0.07 ) $ 1.32 YTD 2020 Adjusted EPS U.S. Electric & Gas U.S. Transmission (ITC) Western Canadian Electric & Gas Other Electric Energy Infrastructure Weighted Average Shares Foreign Exchange YTD 2021 Adjusted EPS (1) Non - US GAAP measure (2) Based on an average USD:CAD foreign exchange rate of 1.25 through YTD June 2021 compared to 1.37 through YTD June 2020 (1) (1) 14 (2) YEAR - TO - DATE JUNE EPS DRIVERS Excluding FX, EPS $0.16 over YTD June 2020

1.0 1.3 3.9 4.3 Remaining Capacity Credit Facilities ($B) June 30, 2021 STRONG ACCESS TO DEBT MARKETS AND LIQUIDITY Dec. 31, 2020 15 Utilized Over $1B Debt Raised in 2021 DEBT ISSUANCES COMPLETED x UNS Energy • US$325M 30 - year 3.25% notes x FortisBC Energy • $150M 10 - year 2.42% debentures x Fortis • $500M 7 - year 2.18% notes x ITC • US$75M 30 - year 2.90% notes (1) • US$75M 30 - year 3.05% notes (2) (1) Notes priced in July 2021 with an expected issuance date in August 2021. (2) Notes priced in July 2021 with an expected issuance date in May 2022. (3) The Corporation’s unsecured $500M revolving 1 - year term committed credit facility expired in April 2021 and was not renewed. (3)

REGULATORY UPDATE

ITC

- Notice of Proposed Rulemaking (NOPR) on Incentives – In April 2021, FERC issued a supplemental NOPR proposing to eliminate the 50 bps RTO adder for transmission owners that have been RTO members for more than three years; stakeholder comments filed in June 2021; initial NOPR issued in March 2020 remains outstanding

Central Hudson

- General Rate Application – Rate case filed in August 2020 with NYPSC requesting an electric rate increase of US$33 million and gas delivery rate increase of US$14 million; settlement discussions ongoing; decision expected in 2021

FortisBC

- Generic Cost of Capital Proceeding (GCOC) – GCOC proceeding initiated in Q2 2021; effective date of any change in cost of capital parameters unknown at this time; participants invited to provide comments on scope of proceeding in March 2021, including proposed effective date

FortisAlberta

- 2023 Generic Cost of Service (COS) Review & Evaluation of PBR – In July 2021, the AUC confirmed that FortisAlberta will return to a third PBR term commencing in 2024 following the completion of the cost of service rebasing in 2023; AUC has initiated a new proceeding to consider the design of the third PBR term; decision expected in 2023

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WHY INVEST IN FORTIS? Low - Risk Growth Profile Well - Run Businesses Virtually All Regulated Focused on Energy Delivery ESG Leader 6% Dividend Growth Guidance Geographic & Regulatory Diversity Innovative 17

Q3 2021 October 29, 2021 Expected Earnings Release Dates 18

Q2 2021 EARNINGS CONFERENCE CALL JULY 29, 2021

Second Quarter Variance Analysis by Segment ($millions, except weighted average shares and EPS) Q2 2021 Adjustment Adjusted Q2 2021 (1) Q2 2020 Adjustment Adjusted Q2 2020 (1) Adjusted Q2 Variance Regulated – Independent Electric Transmission ITC 103 - 103 138 (27) 111 (8) Regulated – US Electric & Gas UNS Energy 83 - 83 85 - 85 (2) Central Hudson 6 - 6 2 - 2 4 89 - 89 87 - 87 2 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 15 - 15 16 - 16 (1) FortisAlberta 36 - 36 33 - 33 3 FortisBC Electric 17 - 17 17 - 17 - Other Electric (2) 34 - 34 24 - 24 10 102 - 102 90 - 90 12 Non - Regulated Energy Infrastructure (5) 6 1 3 (2) 1 - Corporate and Other (36) - (36) (44) 13 (31) (5) Common Equity Earnings 253 6 259 274 (16) 258 1 Weighted Average Shares(# millions) 470.2 - 470.2 464.6 - 464.6 5.6 EPS $0.54 $0.01 $0.55 $0.59 ($0.03) $0.56 ($0.01) (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities Q2 2021 RESULTS BY SEGMENT 20

Year - To - Date June Variance Analysis by Segment ($millions, except weighted average shares and EPS) YTD 2021 Adjustment Adjusted YTD 2021 (1) YTD 2020 Adjustment Adjusted YTD 2020 (1) Adjusted YTD Variance Regulated – Independent Electric Transmission ITC 206 - 206 239 (27) 212 (6) Regulated – US Electric & Gas UNS Energy 128 - 128 113 - 113 15 Central Hudson 45 - 45 37 - 37 8 173 - 173 150 - 150 23 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 126 - 126 122 - 122 4 FortisAlberta 71 - 71 65 - 65 6 FortisBC Electric 33 - 33 32 - 32 1 Other Electric (2) 54 - 54 47 - 47 7 284 - 284 266 - 266 18 Non - Regulated Energy Infrastructure 9 11 20 12 1 13 7 Corporate and Other (64) - (64) (81) 13 (68) 4 Common Equity Earnings 608 11 619 586 (13) 573 46 Weighted Average Shares(# millions) 469.0 - 469.0 464.2 - 464.2 4.8 EPS $1.30 $0.02 $1.32 $1.26 ($0.03) $1.23 $0.09 (1) Non - US GAAP measure (2) Comprises Eastern Canadian and Caribbean electric utilities YTD JUNE 2021 RESULTS BY SEGMENT 21

(1) Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, included in the Energy In f rastructure segment. (2) Represents prior period impacts of the May 2020 FERC base ROE decision, included in the ITC segment. (3) Represents income tax expense, reflecting the reversal of income tax recoveries recorded in prior periods, resulting from the f inalization of US tax reform and associated Non - US GAAP Reconciliation ($millions, except EPS) Q2 2021 Q2 2020 Variance YTD June 2021 YTD June 2020 Variance Common Equity Earnings 253 274 (21) 608 586 22 Adjusting Items: Unrealized loss (gain) on mark - to - market of derivatives (1) 6 (2) 8 11 1 10 FERC base ROE decision (2) - (27) 27 - (27) 27 US tax reform (3) - 13 (13) - 13 (13) Adjusted Net Earnings 259 258 1 619 573 46 Adjusted Basic EPS $0.55 $0.56 ($0.01) $1.32 $1.23 $0.09 Q2 ADJUSTED EARNINGS RECONCILIATION 22 anti - hybrid regulations, included in the Corporate and Other segment.

(1) US dollar - denominated rate base converted at USD:CAD foreign exchange rate of $1.34 for 2020 and $1.32 for 2021 - 2025. (2) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership. (3) Comprises Eastern Canadian and Caribbean electric utilities. Rate Base (1) ($billions) 2020A 2021F 2022F 2023F 2024F 2025F 5 - Year CAGR to 2025 Regulated - Independent Electric Transmission ITC (2) 9.5 9.9 10.6 11.3 11.9 12.5 6.0% Regulated - US Electric & Gas UNS Energy 5.7 6.2 6.7 7.0 7.3 7.6 6.2% Central Hudson 2.1 2.3 2.5 2.7 3.0 3.2 9.1% Total Regulated - US Electric & Gas 7.8 8.5 9.2 9.7 10.3 10.8 7.0% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 5.1 5.2 5.4 5.7 6.2 6.8 6.1% FortisAlberta 3.7 3.8 3.9 4.0 4.1 4.2 2.9% FortisBC Electric 1.4 1.5 1.5 1.6 1.7 1.7 3.5% Other Electric (3) 3.0 3.3 3.7 4.1 4.1 4.3 6.8% Total Regulated - Canadian & Caribbean Electric & Gas 13.2 13.8 14.5 15.4 16.1 17.0 5.2% Total Rate Base Forecast 30.5 32.2 34.3 36.4 38.3 40.3 6.0% 2020 - 2025 RATE BASE BY SEGMENT 23 Five - year CAGRs calculated using constant USD:CAD foreign exchange rate of $1.32.

Capital Plan (1) ($millions ) 2021F 2022F 2023F 2024F 2025F 2021 - 2025 TOTAL Regulated - Independent Electric Transmission ITC 1,000 1,007 993 1,107 993 5,100 Regulated - US Electric & Gas UNS Energy 749 781 840 853 547 3,770 Central Hudson 306 416 409 346 310 1,787 Total Regulated - US Electric & Gas 1,055 1,197 1,249 1,199 857 5,557 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 467 569 671 788 1,238 3,733 FortisAlberta 346 367 413 438 468 2,032 FortisBC Electric 153 130 112 111 132 638 Other Electric (2) 721 560 453 368 307 2,409 Total Regulated - Canadian & Caribbean Electric & Gas 1,687 1,626 1,649 1,705 2,145 8,812 Non - Regulated 71 13 17 21 46 168 Total Capital Plan 3,813 3,843 3,908 4,032 4,041 19,637 (1) US dollar - denominated capital expenditures translated at a forecast USD:CAD foreign exchange rate of $1.32. (2) Comprises Eastern Canadian and Caribbean electric utilities. 2021 - 2025 CAPITAL PLAN BY SEGMENT 24

MAJOR CAPITAL PROJECTS

($ Millions)	Total Incurred to the End of 2020	2021-2025 Plan(1)	Expected Year of Completion
ITC Multi-Value Regional Transmission Projects	642(2)	261	2023
ITC 34.5 kV to 69 kV Transmission Conversion Project	445	148	Post-2025
UNS Vail-to-Tortolita Project	-	244	2023
UNS Oso Grande Wind Project(3)	574	24	2021 ✓
FortisBC Eagle Mountain Woodfibre Gas line Project(4)	-	350	2025
FortisBC Transmission Integrity Management Capabilities Project	21	441	Post-2025
FortisBC Inland Gas Upgrades Project	59	230	2025
FortisBC Tilbury 1B	20	376	2025
FortisBC Tilbury LNG Resiliency Tank	10	209	Post-2025
FortisBC Advanced Metering Infrastructure Project	-	247	Post-2025
Wataynikaneyap Transmission Power Project(5)	178	536	2023

Note: Major capital projects are defined as projects, other than ongoing maintenance projects, individually costing $200 million or more. Total project costs include forecasted capitalized interest and non-cash equity component of allowance for funds used during construction, where applicable.



Major Capital Projects 15%
Smaller Projects 85%

(1) U.S. dollar-denominated capital expenditures converted at a forecast USD:CAD exchange rate of 1.32 for 2021 through 2025.
(2) Reflects capital expenditures since date of acquisition of ITC on October 14, 2016.
(3) Construction completed in May 2021.
(4) Capital plan is net of customer contributions.
(5) Represents Fortis' 39% share of the estimated capital spending for the project

FORTIS INC.

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More than $15 million in 2020 community investment Carbon emissions reduction target of 75% by 2035 using a 2019 base year Industry recognition for Strong Governance grounded in local leadership & independence Continued focus on Energy Industry leader in Safety and Reliability Focused on Gender Diversity 26 Delivery Women represent 50% of the Fortis Board; 60% of Fortis utilities have either a female CEO or Board Chair; Inclusion & Diversity Council created in 2020 ESG LEADERSHIP (1) (1) Achieved a 15% carbon emissions reduction in 2020 26

CARBON EMISSIONS REDUCTION TARGET OF 75% BY 2035 2019 Emissions Load Growth TEP GHG Reductions Other Utilities' GHG Reductions 2035 Projected Emissions Reduction in Scope 1 Emissions by 2035 Using a 2019 Base Year Achievable Target Largely Driven by TEP’s Integrated Resource Plan Adding Clean Energy 2 , 400 MW Wind and Solar 1 , 400 MW Battery Storage • Majority of investment expected 2026 - 2032 Coal Free by 2032 1,073 MW Coal Retirements • San Juan shuts down in 2022 • Seasonal operations of Springerville starting in 2023 Plan Improves Already Low Environmental Footprint Today Only 5% of Assets • Fossil - Fuel Generation By 2035 99% of Assets • Expected to be Energy Delivery or Carbon - Free Generation Our target represents avoided emissions equivalent to taking ~2 million cars off the road in 2035 compared to 2019 levels 27

Earnings and Capital Plan • ~66% of operating earnings (1) from U.S. and Caribbean • ~60% of $19.6B five - year capital plan from U.S. and Caribbean • Five - year capital plan translated at forecast USD:CAD FX rate of $1.32; FX rate to be updated in conjunction with release of new capital plan Hedging Activities • US dollar - denominated debt held at corporate level • Average rate forward contracts Exchange Rate Sensitivity Five - Cent Change in USD:CAD • Average annual EPS: ~$0.06 • Five - year capital plan: ~$400M FOREIGN EXCHANGE EXPOSURE (1) Non - US GAAP measure. Excludes Corporate and Other segment. 28 Note: All information as at December 31, 2020.

INVESTMENT-GRADE CREDIT RATINGS



Company	S&P Global	Moody's	Morningstar
Fortis Inc.	A-[1]	Baa3	A (low)
ITC Holdings Corp.	A-[1]	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	A-	A3	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A

(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.

FORTIS INC.
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- 0.5 1.0 1.5 2.0 2021F 2022F 2023F 2024F 2025F Fortis Fortis Subsidiaries Note: Debt as at June 30, 2021 and excludes any new debt issuances during the forecast period. Excludes repayments of finance le ases along with the current portion of credit facilities, which are assumed to be extended by one - year annually. 5 - Year Average ~$0.8B $ billions MANAGEABLE DEBT MATURITIES 30